SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2010

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                       No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                       No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	English translation of letter to the Comisión Nacional de Valores (the Argentine National Securities and Exchange Commission—”CNV”), dated August 5, 2010, regarding an Agreement between indirect shareholders of Telecom Argentina.

FREE TRANSLATION
FOR IMMEDIATE RELEASE

Buenos Aires, August 5, 2010

Mr. Chairman of the

Comisión Nacional de Valores

Lic. Alejandro Vanoli

RE.: Relevant Information - Agreement between indirect shareholders of Telecom Argentina

Dear Sir,

I am writing you as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to let you know you that Telecom Italia SpA and Telecom Italia International, NV (together “the Telecom Italia Group”) and W of Argentina Inversiones SL. (hereinafter “Werthein”), indirect shareholders of Telecom Argentina, have reached an agreement which settles all litigation and legal claims between the parties, normalizing their relations, with the consequent positive impact on all companies of the Telecom Argentina Group.

The agreements entered into, inspired by respect for all shareholders and in a framework of law enforcement, will result in more efficient corporate governance and control of the Company, ensuring compliance with current Argentine legislation. In this way, Telecom Italia Group and Werthein renew their commitment to the country, confirming an important investment plan focused on consolidating the Telecom Argentina Group’s position at the forefront of technological development in the telecommunications industry.

Additional relevant information on this subject will be provided on a timely basis in accordance with the rules of the Argentine Securities and Exchange Commission.

Sincerely,

Pedro Gastón Insussarry

Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: August 6, 2010	By:	/s/ Franco Bertone
		Name:	Franco Bertone
		Title:	Chief Executive Officer